GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

September 10, 2012

Via EDGAR

Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GXS Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 19, 2012 Form 10-Q for the Quarterly Period Ended June 30, 2012 Filed August 13, 2012 File No. 333-167650

Dear Mr. Gilmore:

This letter is respectfully submitted in response to the letter dated August 22, 2012 (the “Comment Letter”), from you, on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by GXS Worldwide, Inc. (the “Company”).  In this comment response letter, unless the context otherwise requires, the words “we” and “our” refer to the Company.

Set forth below are the responses of the Company to the comments in the Comment Letter.  For ease of reference, our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.
We note that you have checked the boxes on the cover page of your Form 10-K indicating (i) that the company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, and (ii) that you have filed all reports required to be filed by Section 13 or 15(d) during the preceding 12 months. We refer also to your risk factor disclosure on page 28 stating that you are subject to the reporting requirements of the Exchange Act. It appears, however, that your reporting obligations may have been automatically suspended pursuant to Section 15(d), and we note in this regard the statement on the investor relations page of your website that the company “voluntarily files certain information and reports” with the SEC. Please advise, and ensure that the checked boxes and applicable disclosures reflect your reporting status.

Our reporting requirements under the Exchange Act have been automatically suspended pursuant to Section 15(d) and we voluntarily file certain information and reports with the Commission. As such, in future filings with the Commission we will ensure that the checked boxes on the cover and our risk factor disclosure will reflect our reporting status.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

2.
We note your disclosure on page 52 that following the December 2009 debt refinancing, your principal sources of liquidity have been, and are expected to continue to be, your current cash balances, cash flow from operations and borrowings under the revolving credit facility. We further note your disclosure that you expect that cash flows from foreign operations will be required to meet the company’s domestic debt service requirements and that there is no assurance that the foreign subsidiaries will generate sufficient cash flow or that the laws in foreign jurisdictions will not change to limit your ability to repatriate these cash flows or increase the tax burden on the collections. In light of your disclosure regarding the lack of assurance regarding the sufficiency of cash flows available from foreign subsidiaries, please tell us what consideration you have given to specifically disclosing whether you believe that existing liquidity and capital resources will be sufficient to meet operating requirements for the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a) and Section IV of SEC Release 33-8350.

The language disclosed on page 52 of our Form 10-K concerning the lack of assurance regarding the sufficiency of cash flows available from foreign subsidiaries is intended to describe a worst-case scenario where negative operations or changes in foreign laws could limit the repatriation of cash from a certain foreign entity or entities to the United States where it would be used to service the debt. We have not had, nor do we have any knowledge of, any such limitations currently, nor in the near-term that could impact our ability to meet our operating requirements for the next twelve months and therefore concluded our disclosures are adequate.

3.
As a related matter, considering the significance of the company’s outstanding senior secured notes maturing in June 2015, please tell us what consideration you have given to discussing long-term liquidity and capital resources as well as identifying any known deficiencies and plans to remedy such deficiencies. Please refer to Item 303(a)(1) and (2) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a), and Section IV of SEC Release 33-8350.

The language disclosed on page 52 of our Form 10-K concerning our senior secured notes (the “Senior Secured Notes”) focused on disclosing the terms and conditions of the Senior Secured Notes that mature in June 2015.  There were no known deficiencies at December 31, 2011, nor were there any known deficiencies during any of the periods disclosed, nor are there currently any known deficiencies. Therefore, after evaluation, we did not consider it necessary to include a discussion on long-term liquidity.

Controls and Procedures

Changes in Internal Controls and Procedures, page 60

4.
We note your disclosure that there have been no other changes in your internal control over financial reporting during the year ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose whether any change in internal controls over financial reporting occurred during the company’s last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

There had been no other changes in our internal controls over financial reporting during the quarter ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  We recognize the requirements of Item 308(c) of Regulation S-K and note that our disclosure covering the full year ended December 31, 2011, also encompassed the last fiscal quarter of 2011.

In response to the Staff’s comment, in future filings with the Commission, our disclosures regarding changes in our internal controls over financial reporting of our Forms 10-K will state whether any changes occurred during the last fiscal quarter of a particular year.

Certain Relationships and Related Transactions, and Director Independence, page 82

5.
Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the company’s policies and procedures for the review, approval, or ratification of transactions with related persons, or advise.

We have policies for reviewing, approving and ratifying related party transactions and believe that they are appropriate for our Company. These policies and procedures are not in writing, but are evidenced by principles and longstanding practices adhered to by our Board of Directors. All commercial related party relationships or transactions, regardless of size, are reviewed and ratified by the Audit Committee prior to entering into an agreement, and in accordance with Section 144 of the Delaware General Corporation Law, any related party relationships or possible transactions that involve a director or officer are reviewed and ratified in advance by disinterested members of the Board of Directors.

Our most significant related party transactions relate to the Management Agreement between the Company and its majority owners and the associated fees paid for monitoring, management, business strategy, consulting and financial services. This ten-year agreement was entered into during 2010 and was properly reviewed, approved and ratified. We believe that we have disclosed all of our related party transactions in our respective filings. During both the year ended December 31, 2011 and the six months ended June 30, 2012, there have been no new related party transactions that have required the review, approval and ratification of our Audit Committee or our Board of Directors, other than those already disclosed.

In response to the Staff’s comment, in future filings with the Commission, our disclosures regarding policies and procedures for the review, approval, or ratification of transactions with related persons will be explicitly stated.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

6.
We note that while you recognize revenues related to software licensing and services, you present a single revenue line item. Please tell us what consideration you have given to separately disclosing the revenues and cost of revenues related to software licensing and other products. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and the reasons for such presentation. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

In preparing our financial statements, related disclosures and our filings, we considered Rule 5-03(b)(1) and (2) when we assessed the appropriate disclosures related to software licensing and other products as well as the associated costs of revenues.  For the years ended December 31, 2011, 2010 and 2009, revenues related to software licensing and other products were $9.5 million, $10.3 million and $3.4 million, respectively.  In each year, such revenues represented less than 3 percent of total revenues. The related costs of revenues related to software licensing and other products during the same three-year period were similarly immaterial.  Based on the magnitude of the revenues and related costs, we concluded that presenting the revenues and related costs combined with our other revenues and related costs was appropriate and in compliance with Rule 5-03(b)(1) and (2).  We further determined that based on the magnitude of the amounts, the level of disclosure in our footnotes, MD&A and Critical Accounting Policies and Estimates was also appropriate.

Note (2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page F-9

7.
We note your disclosure for non-software multiple element arrangements that revenue is allocated to each component based on vendor-specific objective evidence (VSOE), third party evidence of selling price (TPE) or estimated selling price. Please tell us and expand your disclosures to include a discussion of the significant factors, inputs, assumptions, and methods used to determine VSOE, TPE, or estimated selling price for the significant deliverables under these arrangements. Refer to ASC 605-25-50-2(e).

We have considered ASC 605-25-50-2(e) when accounting for non-software multiple element revenue arrangements and in determining the related disclosures. We periodically enter into customer arrangements which involve multiple non-software related deliverables that are accounted such as separate units of accounting, although historically these arrangements have not been material. The revenue impact for such non-software arrangements entered into each year that are deemed to be multiple-element arrangements was approximately $1.0 million for each of the years ended December 31, 2011, 2010 and 2009.  Based on the magnitude of the amounts related to such arrangements, we concluded the level of disclosures is appropriate.  In the future, should we have more significant non-software multiple element arrangements, we will consider whether additional disclosure is necessary.

8.
We also note your disclosure that VSOE for software maintenance is based on contractual renewal rates. Please explain how you determined that the contractual renewal rates are substantive. In this regard, tell us what percentage of your customers actually renews at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

The contractual renewal rates used to support our determination of VSOE for software maintenance are substantive as they are based on actual, historical data and our expectation that such experience will continue in the future. Approximately 87 percent of our software maintenance contracts renew at an annual price that is within 15 percent of our standard annual maintenance price of 20 percent of the applicable software’s list price.

9.
We note your disclosure that you typically do not have stand-alone value for implementation and start-up services when sold with transaction processing services and that revenue related to these services are recognized over the term of the related transaction processing arrangement. Please tell us your basis for recognizing these implementation and start-up fees over the term of the transaction processing arrangement rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f. Please also tell us your consideration for disclosing the reason why these services do not qualify as a separate unit of account. Please refer to ASC 605-25-50-2(f).

Implementation and start-up fees are primarily generated through our managed services agreements. As disclosed in footnote 2(e), we defer such revenues as well as the costs associated with the implementation to the extent such costs can be recovered through guaranteed contract revenues. At December 31, 2011, the deferred revenues related to implementation and start-up services and the related deferred costs were each approximately $26 million. We considered the guidance in footnote 39 of SAB Topic 13A.3.f  in determining the period over which revenues, as well as costs, related to implementation and start-up services should be recognized. We concluded that the initial contract term of the transaction processing arrangement is our best estimate of the life and is, therefore, the appropriate period for revenue and cost recognition. In the past three years we have experienced significant growth in the number and product breadth of such managed services agreements. Our managed service contract terms typically range from three to five years and the period over which those customers will renew or extend and continue to receive benefit from the initial implementation services is indeterminate. Customers that have extended or amended the original contract have done so for a wide variety of disparate reasons and the benefit, if any, that they continue to receive in any extension period from the initial implementation services is indeterminate. The benefit to our customers of the initially developed maps, forms, templates and trading partner connections diminishes and is exhausted as their customers, suppliers and business partners change over time. We therefore concluded that the best estimate of customer life is the initial contract term of the arrangement. We periodically re-evaluate the information available to determine an estimate of customer life and whether our current assumption continues to be appropriate.

Our managed services revenue arrangements typically include elements including upfront implementation and enablement services along with ongoing transaction processing and support services. The implementation services include the development of maps, forms and templates to enable the customers to utilize our hosted infrastructure, connectivity to our managed services environment and trading partner connection and on-boarding services. The implementation work is specific to our managed services environment and does not provide the customer with value outside of the managed services agreement. These arrangements may include upfront charges for the implementation services or they may be combined with the monthly transaction processing fees and be billed monthly over the term of the agreement. There is no value of the implementation and enablement services outside of an ongoing GXS managed services arrangement, the services are not provided by any other vendor, we do not sell implementation and enablement services separately, and the results of such services cannot be re-sold by our customers. Therefore, we have concluded that the implementation and enablement services have no stand-alone value and accordingly are not separate units of accounting.

10.
On page 54 you disclose that you analyze historical credits issued, current economic trends and changes in customer demand and acceptance of your products and services when evaluating the overall adequacy of the provision for sales returns and allowances. Please tell us what consideration you have given to describing any acceptance, termination, or service level commitments provisions as well as the how such provisions impact on your revenue recognition. In addition, please tell us why there was a significantly lower level of sales credits in 2011 compared to 2010 and 2009.

The criteria listed by the Staff (i.e., customer acceptance, termination, or service level commitments) are used in the analysis for evaluating the adequacy of the provision for sales returns and allowances. The majority of our customer contracts contain usual and customary provisions governing items such as payment terms, governing law, default, breach, cure and termination terms. Therefore, we concluded that specific description of those terms was not necessary.

The lower level of sales credits disclosed in the rollforward columns of Schedule II – Valuation and Qualifying Accounts on page S-1 of our Form 10-K for 2011 as compared to 2010 and 2009 is due to the process used in 2011 to record and summarize the respective credits.  During 2010 and 2009 certain credits were processed and reversed in several periods which increased the level of activity in the allowance account and income statement. There was no net impact on the final balances. However, activity recorded in the accounts was considered multiple times in the amounts presented in the schedule.  The amounts presented in our 2011 schedule do not include the impact of duplicative activity. Note that the allowance account balances have not significantly changed during the years presented. The methodology used to account for and summarize the 2011 account activity will be used going forward.

Note (3) Acquisitions, page F-14

11.
In your disclosure regarding the Inovis acquisition you indicate that “Inovis stockholders also received shares of common and preferred stock with a fair value of $68,805, as determined by an independent third-party valuation services firm” Please describe the nature and extent of the independent valuation firm’s involvement in the determination of fair value of the preferred and common stock. Please refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

An independent third-party valuation services firm was engaged to compile an independent report on our behalf and applied standard and usual valuation methodologies based on their expertise. However, we provided the critical assumptions and estimates such as revenue and expense projections, growth rates and input on discount and capitalization rates used by this firm in its work, we analyzed and reviewed all work product, and we concluded on our own the fair value eventually recorded.

Note (11) Debt and Obligations of GXS Holdings, page F-19

12.
We note your disclosure on page 3 indicating that although Rule 3-16 of Regulation S-X requires the financial statements of GXS, Inc. to be filed, management does not believe the GXS, Inc. financial statements would add meaningful disclosure because they are substantially identical to the GXS Worldwide, Inc. financial statements. Please amend your Form 10-K to either provide the financial statements of GXS, Inc. or to include disclosure similar to what is disclosed on page 3 in your financial statement footnotes regarding the similarity of the GXS, Inc. financial statements and the GXS Worldwide, Inc. financial statements.

As noted above, we believe that filing GXS, Inc. financial statements would not add meaningful disclosure as they are substantially identical to GXS Worldwide, Inc. financial statements. In response to the Staff’s comment, since the disclosure referenced above was prominently made on page 3 of our Form 10-K, we respectfully request that the Staff accept that in future filings with the Commission, our financial statement footnotes will include a similar disclosure.

Note (13) Income Taxes, page F-21

13.
We note the impact your foreign tax line item had on your effective tax rate in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us what consideration you have given to providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Our foreign tax expense of $6.2 million includes $6.1 million of expense for a valuation allowance that was determined to be necessary and recorded against the deferred tax assets of our Brazilian affiliate.  The impact of the Brazilian valuation allowance combined with several much smaller valuation allowance increases had an upward impact of 124 percent on the rate reconciliation.  The impact of the valuation allowances was somewhat offset by the foreign rate differential which had a negative 16 percent impact, foreign losses of branches and other flow-through entities recorded on the U.S. Federal return which had a negative impact of 36 percent, immaterial provision to return adjustments which had a negative impact of 17 percent and certain other smaller negative impacts which aggregate approximately 5 percent. While there are several components comprising foreign tax expense, the consistent characteristic of each is that they result from our non-U.S. operations. We considered Rule 4-08(h)(2) of Regulation S-X and concluded that it was most appropriate to present the various foreign rate impact line items together as one line in the rate reconciliation. Foreign tax expense has historically been immaterial in relation to our consolidated financial statements and we concluded that using a consistent approach to presenting the foreign tax elements as one rate reconciliation item was adequately informative to the users of our consolidated financial statements.

Note (21) Quarterly Results of Operations (unaudited), page F-30

14.
We note that you do not disclose gross profit, or alternatively, cost of revenues in your quarterly results of operations disclosure. Please tell us what consideration you have given to the disclosure requirements under Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

We believe that “gross profit” is not a term that has meaningful relevance to our unaudited, or audited, statement of operations. We believe that because of possible differences in the classification of costs as “cost of revenues” versus “selling, general and administrative expenses” by other entities in our business sector, “operating income” is a more meaningful disclosure. Please note that gross profit is also not disclosed in our Consolidated Statement of Operations. We will continue to evaluate the relevance of the term “gross profit” going forward.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Condensed Consolidated Financial Statements

Note (14) Contingencies, page 20

15.
In your disclosure regarding the GXS Brazil’s judicial appeal of a tax claim you disclose that the company believes that an unfavorable outcome is not probable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is not material) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50- of ASC 450-20-50 and SAB Topic 5Y. In addition, tell us why this contingency was specifically not disclosed financial statement footnotes in the most recent Form 10-K, which only includes a general reference to tax audits or litigation aside from the pending appeal by GXS India and the pre-acquisition tax contingency related to the Interchange acquisition.

Along with other contingencies, each quarter we have considered the status of the GXS Brazil tax claim and evaluated the appropriate accounting and disclosure considerations in accordance with ASC 450-20-50 and SAB Topic 5Y.  Based on our review of the relevant facts and the advice of counsel, we believe that the position of the Sao Paulo municipal tax authorities is not consistent with the relevant facts and we concluded that as of December 31, 2011, the likelihood of an unfavorable outcome was remote and therefore, in accordance with ASC 450-20-50, no disclosure or accrual was necessary as of that date.  As we disclosed in our Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012, following the eventual exhaustion of our administrative remedies in the Sao Paulo municipal tax office, we determined to pursue an appeal of the tax claim in the Sao Paulo tax courts during the first quarter of 2012.  During our first quarter evaluation of the facts and circumstances of the matter, as a result of this change in the status, we concluded that the likelihood of an unfavorable outcome was reasonably possible and therefore, in accordance with ASC 450-20-50, disclosure of the contingency was necessary and as specified in paragraph 50-4 should include both the nature of the contingency and an estimate of the possible loss or range of loss (or a statement that such an estimate cannot be made).

Our disclosure in our Forms 10-Q for the periods ended March 31, 2012 and June 30, 2012 include a description of the nature of the contingency and a statement that the ultimate outcome of this matter could result in a loss of up to the claim amount discussed plus any future interest or penalties that may accrue.  The claim amount was disclosed and is approximately $2.5 million. We concluded that our disclosure of the nature of the contingency and the range of possible loss (from zero up to $2.5 million) complies with the requirements of paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y. We further concluded that the disclosure was appropriately first made in our March 31, 2012 filing as the underlying facts and circumstances at that time first supported a conclusion that an unfavorable outcome was reasonably possible rather than remote.

16.
As a related matter, please describe for us the detrimental legal and tax consequences that could prevent the company from conducting business as usual in Brazil as a result of terminating the bank guarantee. In light of such negative consequences, explain why you intend to replace the bank guarantee with a letter of credit.

As disclosed in our footnote to our Form 10-Q, the requirement related to the Brazil contingency is for us to place a deposit or provide a bank guarantee for amounts claimed by the tax authority during the appeal. The bank guarantee in the amount of the claim and any potential future interest and penalties may be satisfied through the deposit of cash in a financial institution or through the issuance of a letter of credit. We established the bank guarantee through a deposit with a bank. The bank deposit can be withdrawn by us. However, if not replaced and re-established with the issuance of a letter of credit, we expect there would be detrimental tax and legal consequences. Those possible consequences include the Sao Paulo municipal tax authorities potentially seeking to execute on the tax claim, notwithstanding our pending judicial appeal. Another possible consequence is adverse impact on our ability to obtain tax clearance certificates. Without the tax clearance certificates we would not be able to operate our business in Brazil in the normal course. As stated in our Form 10-Q for the period ended June 30, 2012 we intend to replace the cash on deposit for the bank guarantee with a letter of credit under our existing $50 million revolving credit facility in the third quarter of 2012, which would result in a return of the cash deposit. We anticipate that such replacement will fully satisfy the requirements of the Sao Paulo municipal tax authorities and thus have no negative legal or tax consequences on our business in Brazil.

Controls and Procedures

Changes in Internal Controls and Procedures, page 44

17.
We note your disclosure that there have been no other changes in your internal control over financial reporting during the three and six months ended June 30, 2012, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future Forms 10-Q, please disclose whether there were any changes in internal controls over financial reporting occurring during the company’s last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

There had been no other changes in our internal controls over financial reporting during the quarter ended June 30, 2012, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We recognize the requirements of Item 308(c) of Regulation S-K and note that our disclosure covering the three and six months ended June 30, 2012, also encompassed the second quarter of 2012.

In response to the Staff’s comment, in future filings with the Commission, our disclosures regarding changes in our internal controls over financial reporting of our Forms 10-Q will state whether any changes occurred during the most recent quarter filed.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at gregg.clevenger@gxs.com or 301-340-5188 or Richard B. Nash, our Senior Vice President and General Counsel at rick.nash@gxs.com or 301-340-5342 if you or other members of the Staff have questions regarding our responses.

Sincerely,

/s/ Gregg Clevenger
Gregg Clevenger
Executive Vice President and Chief Financial Officer